Exhibit 2.1
CONFORMED COPY
AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER
          This AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER, dated as of September 12, 2008 (this “Amendment”), is between WebMD Health Corp., a Delaware corporation (“WebMD”), and HLTH Corporation, a Delaware corporation (“HLTH”).
RECITALS
          WHEREAS, the parties hereto are parties to that certain Agreement and Plan of Merger, dated as of February 20, 2008 (as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of May 6, 2008, the “Merger Agreement”);
          WHEREAS, WebMD desires to enter into the MTS Agreement (as defined below) pursuant to which, upon closing of the transactions contemplated by the MTS Agreement, WebMD shall pay the MTS Consideration;
          WHEREAS, pursuant to Section 6.02 of the Merger Agreement, the HLTH Board has consented to WebMD’s entering into and performing the MTS Agreement, on the condition that the definition of “Available Cash” in the Merger Agreement be amended as provided herein;
          WHEREAS, WebMD and HLTH desire to amend the Merger Agreement pursuant to Section 9.04 thereof to the extent provided herein;
          WHEREAS, the HLTH Board has unanimously (i) approved and declared advisable this Amendment and the transactions contemplated hereby, (ii) declared that it is in the best interests of the holders of HLTH Common Stock that HLTH enter into this Amendment, (iii) directed that the adoption of the Merger Agreement, as amended by this Amendment (as so amended, the “Amended Merger Agreement”) be submitted to a vote at a meeting of the holders of HLTH Common Stock, and (iv) recommended that the holders of HLTH Common Stock adopt the Amended Merger Agreement;
          WHEREAS, the WebMD Board, subject to the approval of the Special Committee pursuant to Section 9.04 of the Merger Agreement, has unanimously (i) approved and declared advisable this Amendment and the transactions contemplated hereby, (ii) declared that it is in the best interests of the holders of WebMD Common Stock that WebMD enter into this Amendment, (iii) directed that the adoption of the Amended Merger Agreement be submitted to a vote at a meeting of the holders of WebMD Common Stock, and (iv) recommended that the holders of WebMD Common Stock adopt the Amended Merger Agreement;
          WHEREAS, the Special Committee has unanimously approved this Amendment; and

           WHEREAS, the Merger Agreement has not yet been submitted for adoption to a vote at a meeting of the holders of HLTH Common Stock or the holders of WebMD Common Stock;
          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, WebMD and HLTH hereby agree as follows:
     Section 1. Defined Terms. Each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Merger Agreement.
     Section 2. Amendments to Section 1.01.
     (a) The following defined terms are hereby added to Section 1.01:
          ““MTS Agreement” means that certain Agreement and Plan of Merger, dated as of September 12, 2008, among WebMD Health Corp., Charlotte’s Corporation and Marketing Technology Solutions Inc.”
          ““MTS Consideration” means the aggregate cash consideration actually paid by WebMD pursuant to the MTS Agreement at the closing of the transactions contemplated thereby.”
     (b) The definition of “Available Cash” in Section 1.01 is hereby deleted in its entirety and replaced with the following:
          ““Available Cash” means HLTH’s good faith estimation of the aggregate amount of Cash and Investments of HLTH, the HLTH Subsidiaries, WebMD and the WebMD Subsidiaries as of the Effective Time, plus (a) provided that the transactions contemplated by the MTS Agreement have been consummated at or prior to the Effective Time, the MTS Consideration (up to $50.0 million), less (b) (i) $85.0 million, (ii) the applicable Divestiture Exclusion Amounts, (iii) HLTH’s good faith estimation of the amount of Expenses payable pursuant to Section 9.03 but not paid as of the date of determination and (iv) the Designated Item Exclusion Amount; provided that the foregoing shall not include Cash and Investments of the HLTH Subsidiaries and WebMD Subsidiaries restricted from being available for use, pursuant to applicable Law or the Contracts or organizational documents thereof, by WebMD following the Effective Time for working capital purposes and the payment of the Merger Consideration.”
     (c) The definition of “End Date” in Section 1.01 is hereby deleted in its entirety and replaced with the following:
          ““End Date” means December 31, 2008.”
     Section 3. Consent. Pursuant to Section 6.02 of the Merger Agreement, HLTH hereby consents to the MTS Agreement and to the documents and agreements ancillary thereto (the “MTS Documents”), and to WebMD entering into, delivering and performing its obligations under, the MTS Documents.

     Section 4. Full Force and Effect. Except as amended hereby, the Merger Agreement shall remain in full force and effect and be binding on the parties thereto in accordance with its terms. Nothing in this Amendment shall constitute a waiver by any party of any of their rights or remedies under the Merger Agreement or of any party’s obligation to comply with any covenant, condition, term or other provision set forth in the Merger Agreement.
     Section 5. Governing Law. This Amendment and the legal relations between the parties shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws rules thereof.
     Section 6. Counterparts. This Amendment may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
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          IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

WEBMD HEALTH CORP.
By:	/s/ Wayne T. Gattinella
	Name:	Wayne T. Gattinella
	Title:	Chief Executive Officer

HLTH CORPORATION
By:	/s/ Mark D. Funston
	Name:	Mark D. Funston
	Title:	Executive Vice President and Chief Financial Officer

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